Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion includes information that is relevant to understanding Polestar's consolidated financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2026 and 2025, included elsewhere in this report. Refer to Polestar's consolidated financial statements as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025 (the "Consolidated Financial Statements") that were included in Polestar's annual report on Form 20-F filed with the SEC on April 17, 2026 (the "2025 20-F") for more information about the year ended December 31, 2025. All figures presented in the tables below are in thousands of U.S. dollars, unless otherwise stated.
Forward-looking statements
The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements that are based on Polestar's current expectations and beliefs concerning future developments and their potential effects on the Company. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar, including the number of vehicle deliveries and gross margin. For example, statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential", "forecast", "plan", "seek", "future", "propose" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar's ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar's ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar's ability to raise additional funding; (4) Polestar's ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar's estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar's ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar's vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar's vehicles and Polestar's reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar's reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar's offerings; (15) risks related to Polestar's current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar's future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles and Polestar's response to the U.S. government's denial of a specific authorization for the U.S.), governmental incentives, tariffs and fuel and energy prices; (18) Polestar's reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, government and regulatory proceedings, tax audits, investigations and inquiries; (21) Polestar's ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and the conflict with Iran and the conflict in the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Polestar's Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.
Nothing in this MD&A should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.
Certain defined terms
Unless otherwise stated in this MD&A, or the context otherwise requires, references to:
•"Polestar," "the Company" or the "Group" means Polestar Automotive Holding UK PLC together with its subsidiaries.
•"Geely" means Zhejiang Geely Holding Group Company Limited, together with its subsidiaries, excluding Volvo Cars.
•"Renault Korea Co Ltd", "Renault Korea Motors", "Renault Korea", "RK" or "RKM" refers to Geely's joint venture involved in the production of Polestar 4.
•"Volvo Cars" means Volvo Car AB (publ) and its subsidiaries.
•"Snita" means Snita Holding B.V., a corporation organized under the laws of the Netherlands and a wholly owned subsidiary of Volvo Car AB (publ).

•"H1 2026" means the six months ended June 30, 2026.
•"H1 2025" means the six months ended June 30, 2025.
•"PS2", "PS3", "PS4", "PS5", "PS6" and "PS7" refer to car models Polestar 2, Polestar 3, Polestar 4, Polestar 5, Polestar 6 and Polestar 7 respectively.
Currencies
All references to "U.S. dollar", "USD" and "$" are to the currency of the United States of America ("U.S."). All references to "EUR" refer to the currency issued by the European Central Bank. All references to "SEK", "GBP" and "CNY" refer to the currencies issued by the central banks of Sweden, the United Kingdom, and the People's Republic of China, respectively.
Unless otherwise stated, Polestar's financial information is presented in USD. All amounts in all currencies are rounded to the nearest thousand unless otherwise stated.

Key financial highlights

	For the six months ended June 30,		Change
	2026	2025	%
Revenue	1,360,091	1,422,605	(4.4)
Gross loss	(114,810)	(703,124)	83.7
Gross margin %	(8.4)%	(49.4)%	41.0
Adjusted Gross Profit / (Loss)[1]	(115,964)	20,400	(668.5)
Adjusted Gross Margin[1]	(8.5)%	1.4%	(9.9)
Net loss	(842,448)	(1,193,079)	29.4
Adjusted EBITDA[1]	(521,438)	(302,301)	(72.5)

	As of June 30,		Change
	2026	2025	%
Cash and cash equivalents	887,577	718,625	23.5
1 - Adjusted EBITDA, Adjusted Gross Profit / (Loss) and Adjusted Gross Margin are non-GAAP measures. For further details on their calculation, see the Non-GAAP Financial Measures section in this MD&A.

	For the six months ended June 30,		Change
	2026	2025	%
Business metrics
Retail sales[1]	30,423	30,289	0.4
Including external vehicles with repurchase obligations[2]	1,384	979	41.4
Including internal vehicles	2,166	1,906	13.6

	As of June 30,		Change
	2026	2025	%
Markets[3]	29	28	3.6
Sales points[4]	235	170	38.2
of which sales points, excluding China	235	169	39.1
Service points[5]	1,255	1,237	1.5
1 - Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders' channels across all markets irrespective of their market model and setup and may, or may not, directly generate revenue for Polestar. Figures for external vehicles with repurchase obligations and internal vehicles are provided on an estimated basis and subject to future revision.
2 - In the six months ended June 30, 2025, includes 177 cars that were handed-over as security under a financing arrangement. There were no arrangements of this type in the six months ended June 30, 2026.
3 - Represents the number of markets in which Polestar is present, whether currently active or not yet active.
4 - Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location but that have started selling Polestar cars.
5 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar's international expansion.

Key factors affecting performance
Polestar's historic and future financial performance depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D Risk Factors in the 2025 20-F. The following paragraphs explain the key factors that impacted Polestar's financial performance during the six months ended June 30, 2026, as well as the key factors and trends which are expected to have a material effect on Polestar's financial condition and results of operations in future periods.
Market trends and competition
Polestar is a pure play, premium electric performance car brand, designing products engineered to excite consumers and drive change. Global consumer demand for Polestar's vehicles is primarily driven by:
•The speed and scale of the transition to electric vehicles from internal combustion engine cars ("ICEs") in general, which is driven by a number of factors, among which are affordability, range covered by an electric car on a single charge, availability of a sufficiently dense charging network, the general public's perception and concerns relating to electric vehicles, the scope and size of government incentives, availability of alternative mobility solutions, quality and availability of after-sales services, and the cost of electricity and alternative fuels as well as the overall cost of car ownership.
•Demand for premium performance vehicles in general, which is impacted by, among other things, changes in disposable income, the cost and availability of financing arrangements and customer preferences.
•Customer preferences within the luxury car segment and breadth and depth of available options.
Polestar competes with other pure play electric vehicle manufacturers, such as Tesla, as well as established premium automotive manufacturers that also sell vehicles with ICEs.
According to the annual publication "Global EV outlook 2026", released in May 2026, the International Energy Agency forecasts global sales of electric vehicles ("EVs"), which include battery electric vehicles ("BEVs") and plug-in hybrid vehicles ("PHEVs"), to reach 23 million in 2026. This represents an increase of approximately 10% from the agency's estimate of more than 20 million electric cars sold in 2025. EV sales represented a quarter of cars sold globally in 2025. A new factor in 2026 that highlights the economic benefits of driving EVs is the volatile and high oil price environment due to the conflict in the Middle East, although longer-term impacts of this trend are yet to be understood. The key factors driving the adoption of EVs still remain important, such as emissions targets and falling EVs prices.
In the first six months of 2026, Benchmark Mineral Intelligence estimates that global EV sales reached 9.6 million vehicles, an increase of 2.4% year-on-year, which reflected different dynamics across regions. EV sales in Europe grew by 27% year-on-year supported by high gasoline prices due to the conflict in the Middle East, updated or new consumer incentives in some EU countries, and the increasing availability of more affordable EV models. Polestar sold approximately 80% of its volumes in the first half of the year in the European markets. The expiration of federal tax credits for used and new electric vehicles at the end of the third quarter of 2025 held back sales in the U.S., which declined 20% year-on-year; Polestar sold approximately 6% of its vehicles in this market in the period. Sales in China were down 14% reflecting policy changes impacting the purchase price of electric vehicles. The rest of the world, excluding China, demonstrated a healthy growth year-on-year. Polestar's sales in the rest of the world represented 14% of its volumes.
Uncertainty around tariffs and import duties poses downside risks to the automotive industry. Overall, continued government support, improving affordability of BEVs, higher density of the charging network and the level of fossil fuel prices will continue to determine the pace of adoption of BEVs.
Sales performance
In the first half of 2026, Polestar achieved an increase in retail sales volumes of approximately 0.4% compared to the same period in 2025. This growth was driven by the continued rollout of an even stronger product range compared to the previous period and the strong market performance of the Polestar 4. Additionally, the strategic shift toward "active selling" significantly contributed to higher volumes across all key markets with noticeable growth in Korea and the Southern European region.
Polestar's sales and distribution model
Polestar is present across key markets in Europe, North America, and the Asia Pacific region and sells its vehicles to both retail and fleet customers. Of the brand's 28 markets active throughout the first half of 2026, 19 are operated through Polestar's own dedicated sales units and, in nine, the Company leveraged strategic partnerships with importers. Towards the end of the first half of 2026, Polestar launched sales activities in Estonia in the Baltic region.
During the first half of 2026, Polestar has also significantly expanded its global retail network, enhancing customer access and strengthening its presence in both established and emerging markets with a further 24 sales points opened with a total of 235 sales points as of June 30, 2026, predominantly in Europe. Since the start of 2026, Polestar signed up 20 new retail partners.
Market demand and response
Against the backdrop of a persisting challenging geopolitical environment and intensifying competition, Polestar continues to implement targeted actions to support sales of its models. These measures included pricing optimization, product and channel mix development, inventory management, and strategic marketing campaigns.

Product portfolio and model mix
As of June 30, 2026, Polestar's portfolio consisted of the following models open for orders:
•Polestar 2 - As the most established model in the lineup, Polestar 2 continues to enjoy strong demand and maintains a competitive position in its segment.
•Polestar 3 - Since its launch in the late first half of 2024, Polestar 3 has steadily increased its segment share, fueled by positive media coverage, multiple industry accolades, and strong performance in range tests, including the winter El Prix 2025 range test.
•Polestar 4 coupé - A key strategic focus ever since Polestar started ramp-up of deliveries of the car in Q3 2024, Polestar 4 has made a significant contribution to overall volumes and enhanced brand visibility.
•Polestar 5 - A halo car for the brand, designed around the bespoke Polestar Performance Architecture ("PPA") platform, which is available to order now with first deliveries expected in Q3 2026. At the start of June 2026, the model received highly positive reviews during the global press drive boosting the brand's visibility and credibility in the premium performance EV segment.
Each Polestar model has a number of variants, and the list price varies for each variant of each model, as well as for the same variant in different markets. Therefore, Polestar's new car gross sales revenues are driven by the volume of cars sold, the mix of models and variants in those sales, the channel mix, as well as the market where those sales occur.
In the first half of 2026, Polestar received several awards and accolades, with the most significant being:
•ECO Car Magazine's Used Car award for Polestar 2.
•The European Centre for Architecture, Art and Design's Green GOOD Design Award for Polestar 4.
•Gentleman's Journal's Design award for Polestar 5.
•Drive Car of the Year's best EV under $90,000 (Aus) for Polestar 5.
Costs of sales and gross profit (loss)
The following is a summary of the status of production of each of our announced vehicle models in production and under development:

Model	Production location	Plant operator	Status
Polestar 2	Taizhou, China	Volvo Cars	In production since H1 2020
Polestar 2 successor	TBA	TBA	In development - launch planned for H1 2027
Polestar 3	Chengdu, China / Charleston, U.S.	Volvo Cars / Volvo Cars	In production since H1 2024 / In production since H2 2024
Polestar 4 coupé	Hangzhou Bay, China / Busan, South Korea	Geely / RK	In production since H2 2023 / In production since H2 2025
Polestar 4 SUV	Busan, South Korea	RK	In development - start of production Q3 2026
Polestar 5	Wuhan and Chongqing, China	Geely	In production since January 2026
Polestar 6	TBC, China	Geely	In development
Polestar 7	Kosice, Slovakia	Under assessment (Memorandum of Understanding signed)	In development - launch planned for 2028
Polestar's ability to leverage the manufacturing footprint of both Volvo Cars and Geely provides it with access to a substantial combined installed production capacity. Polestar also plans to expand its production capacity to Europe, having signed a memorandum of understanding with Volvo Cars to have Polestar 7 manufactured in Kosice, Slovakia.
The most significant component of Polestar's cost of sales is the inventory cost of vehicles sold. Inventory cost is composed of all the costs directly related to the manufacture of Polestar's vehicles and the costs to bring the cars to their present location. This includes, among other expenditures, the amounts paid for materials, components and production cost (e.g. labor, overhead and depreciation and amortization) under the manufacturing and vehicle supply agreements with Volvo Cars and Geely and contracts with other third-party suppliers, costs of freight and any tariffs payable on the import of components and / or vehicles.
Other components of costs of sales include, when applicable: (i) impairment of tangible assets (property, plant and equipment), intangible assets and leased assets when there are indicators of impairment and the recoverable amount of one or more of Polestar's cash-generating units ("CGU") is below its carrying amount, which may be a result of, among other things, changes in forecasts of lifecycle volumes, prices, manufacturing costs and / or interest rates; (ii) changes in the net realizable value ("NRV") of inventory which is primarily driven by changes in the margin between the expected sales price of vehicles in inventory and their cost as well as the volume of this inventory; and (iii) warranty costs.
Polestar's gross margins are dependent upon its ability to grow sales of its vehicles and manage these costs as well as implement cost savings initiatives.

Macroeconomic and geopolitical factors
Inflation and price risk
Polestar's costs and expenses are impacted by, among other things, the prices of components, materials, labor and equipment used in the production of Polestar vehicles as well as the cost of freight. Historically the prices of lithium, cobalt, and nickel, which are used in car batteries, and oil, which has a significant impact on freight costs, have been volatile. The cost of labor and other inputs are generally linked to inflation.
Interest rates and foreign exchange rates
Polestar faces interest rate risks from its exposure to floating and variable interest rates primarily on its borrowings. The majority of Polestar's borrowings have floating rates and, therefore, its finance costs are linked to movements in interest rates as well as the volume of the borrowings. The most relevant interest rates are: 1-, 6- and 12-month Term SOFR, 3-month EURIBOR and 1-year LPR which are shown in the table below:

Index	Daily average rate in H1 2026 (% per year)	Daily average rate in H1 2025 (% per year)
1-month Term SOFR	3.65	4.32
6-month Term SOFR	3.68	4.22
12-month Term SOFR	3.67	4.05
3-month EURIBOR	2.15	2.33
1-year LPR	3.00	3.07
The global nature of Polestar's business exposes the Group's financial performance to risks arising from fluctuations in currency exchange rates ("FX rates"). Changes in FX rates primarily impact the Group's profit or loss when a Group entity has a monetary item denominated in a currency different from its functional currency, such as a foreign currency borrowing or a trade payable in a foreign currency. The Group presents foreign currency gains or losses related to its borrowings as part of finance income or finance expense. All other foreign currency gains or losses are presented as part of other operating income.
The most relevant currency pairs for Polestar are:

	Rate as of		End of day average rate in
Currency pair	June 30, 2026	December 31, 2025	H1 2026	H1 2025
CNY – SEK	1.43	1.32	1.35	1.40
USD – SEK	9.74	9.21	9.25	10.18
CNY – USD	0.15	0.14	0.15	0.14
EUR – USD	1.14	1.18	1.17	1.09
EUR – SEK	11.09	10.82	10.79	11.10
GBP – SEK	12.87	12.40	12.44	13.18
USD – GBP	0.76	0.74	0.74	0.77
KRW – SEK	0.0063	0.0064	0.0062	0.0071
Tariffs and trade policies
The implementation of higher tariffs by the U.S. in 2025 and the EU in October 2024 on BEVs, components, and raw materials imported from China has introduced new headwinds for globally integrated manufacturers such as Polestar. Given Polestar's utilization of manufacturing resources in China and many car-makers' reliance on components from China, these tariffs are increasing cost pressures on Polestar, and the industry as a whole.
For Polestar, elevated tariffs may impact pricing flexibility, volume and margin performance. The Company is actively advancing its manufacturing diversification strategy, including North America, Asia and Europe (e.g., Polestar 3 in the U.S., Polestar 4 in South Korea and Polestar 7 in Slovakia), to mitigate medium- to long-term exposure.
In the U.S. Polestar is currently importing vehicles manufactured in South Korea but will not be able to import new vehicles when transitioning to model year 2027. This is due to the new U.S. Information and Communications Technology and Services ("ICTS") regulation.
Polestar continues to monitor the geopolitical trade environment and is taking proactive measures to preserve profitability, safeguard delivery timelines, and ensure alignment with long-term electrification strategies.
Other key factors impacting performance
During the first half of 2026, Polestar has continued to implement changes and headcount reductions to its cost structure in order to maintain competitiveness and improve its financial results. This includes restructuring efforts initiated in 2025 (mainly the R&D and Procurement departments in the UK and manufacturing in China), that continued into the first half of 2026, mainly impacting the R&D department in Sweden.

Polestar has also continued the cost discipline program implemented in 2025 towards reductions in general and administrative activities through continuous improvements in operational efficiency, resulting in reduced costs during the first half of 2026.
Going forward, the benefits of the R&D, Procurement and Manufacturing restructuring are expected to impact positively towards the end of the fourth quarter 2026 with the full financial benefit to come in 2027.
U.S. Restructuring
On June 25, 2026, Polestar announced that it was informed by the U.S. Department of Commerce's Bureau of Industry and Security of its decision to not grant Polestar an authorization under the current Connected Vehicle Rule to sell vehicles in the U.S. from model year 2027 onwards. The Company expects to continue selling previous model years in the U.S. from its inventory after which it will cease the sale of new vehicles, with its remaining activities in the U.S. then expected to focus on supporting customers in the U.S., including providing access to its service network and honoring warranty and other product commitments.
As a result of the Bureau of Industry and Security decision, Polestar has implemented a number of measures affecting its U.S. new vehicles sales operations, including actions relating to employees, dealers and other commercial arrangements (the "U.S. Restructuring"). While Polestar will continue to perform certain activities in the U.S. to support its existing customers, the aforementioned actions, together with the resulting effects on vehicles and related assets, led to material adjustments that are included in the Company's interim financial statements for the six-month period ended June 30, 2026. For more information on the nature of these adjustments please see Note 1 - Overview and basis of preparation in the Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this report.
Noting the significant judgement and subjectivity involved in arriving at these calculations, in aggregate the Company estimates that the U.S. operations increased its consolidated operating loss by approximately $211 million during the six months ended June 30, 2026, compared to an increase of approximately $110 million in the six months ended June 30, 2025, and that the U.S. operations increased its consolidated net loss by approximately $211 million during the six months ended June 30, 2026, compared to an increase of approximately $104 million in the six months ended June 30, 2025.
Based on current estimates, approximately $130 million of negative adjustments related to U.S. operations arose as a result of the decision from the U.S. Department of Commerce's Bureau of Industry and Security and are included in the Company's consolidated operating loss and net loss for the six months ended June 30, 2026. These adjustments primarily related to residual value guarantees costs, net realizable value of inventory and restructuring provisions related to employees and suppliers / partners incurred in the U.S in the reporting period. While these adjustments reflect the Company's assessment of the U.S. Restructuring based on current information, further negative adjustments should be expected in future periods to reflect additional costs related to personnel and inventory as the U.S. Restructuring proceeds through its phases.
Results of operations
Polestar conducts business under one operating segment with commercial operations in Europe, North America, China, Asia-Pacific, and various importer markets. Refer to Note 1 - Overview and basis of preparation in the Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 2 - Material accounting policies and judgements in the Consolidated Financial Statements included in the 2025 20-F for more information related to segment reporting.
Comparison of the six months ended June 30, 2026 and 2025
The following table summarizes Polestar's Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Variance
	2026	2025	$	%
Revenue	1,360,091	1,422,605	(62,514)	(4.4)
Cost of sales	(1,474,901)	(2,125,729)	650,828	30.6
Impairment reversal (expense), net	1,154	(723,524)	724,678	100.2
Other cost of sales	(1,476,055)	(1,402,205)	(73,850)	(5.3)
Gross loss	(114,810)	(703,124)	588,314	83.7
Selling, general and administrative expense	(430,908)	(431,283)	375	0.1
Research and development expense	(15,332)	(31,262)	15,930	51.0
Other operating income	12,799	41,087	(28,288)	(68.8)
Other operating expense	(50,538)	(20,333)	(30,205)	(148.6)
Foreign exchange (losses) gains on operating activities, net	(30,077)	49,321	(79,398)	(161.0)
Operating loss	(628,866)	(1,095,594)	466,728	42.6
Finance income	5,256	3,415	1,841	53.9
Finance expense	(205,162)	(185,319)	(19,843)	(10.7)
Foreign exchange (losses) gains on financial activities, net	(14,795)	49,382	(64,177)	(130.0)
Fair value changes - Earn-out rights and Class C shares	6,374	15,813	(9,439)	(59.7)
Share of losses in associates	—	(24,261)	24,261	(100.0)
Loss before income taxes	(837,193)	(1,236,564)	399,371	32.3
Income tax (expense) benefit	(5,255)	43,485	(48,740)	(112.1)
Net loss	(842,448)	(1,193,079)	350,631	29.4
Revenue
The following table summarizes the components of revenue and related changes between interim periods:

	For the six months ended June 30,		Variance
	2026	2025	$	%
Sales of vehicles	1,278,805	1,317,756	(38,951)	(3.0)
Sales of carbon credits	52,414	72,155	(19,741)	(27.4)
Sales of licenses and royalties	19,907	10,920	8,987	82.3
Vehicle leasing revenue	4,338	7,579	(3,241)	(42.8)
Sales of software and performance engineered kits	2,515	5,628	(3,113)	(55.3)
Other revenue	2,112	8,567	(6,455)	(75.3)
Total	1,360,091	1,422,605	(62,514)	(4.4)
The decrease in revenue from Sales of vehicles was primarily due to pressures on pricing, and the increase in the reversal of revenue for the additional amounts expected to be paid out under the residual value guarantees due to the U.S. Restructuring. This was partially offset by improved foreign exchange rates in some of our markets and an improved carline mix with a higher contribution from PS4 more than compensating for a lower share of PS3.
The decrease in revenue from Sales of carbon credits was primarily driven by increased competition and a changed regulatory environment in the EU that caused a shift in the demand/supply curve that negatively impacted the demand and pricing.
The increase in Sales of licenses and royalties was mainly due to an increase in royalties received from Volvo Cars under the license enabling Volvo Cars to source and sell parts and accessories for Polestar's vehicles. This increase was due to the increase in the cumulative volume of Polestar vehicles in circulation (the "car park") which results in more demand for parts and accessories.
The decrease in Sales of software and performance engineered kits was primarily a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Cars' sales of Polestar's performance engineered kits.

Cost of sales
The decrease was primarily due to the impairment expense, net of reversals of $724.7 million recognized in H1 2025 with no equivalent in H1 2026 and a positive impact on the net realizable value on inventory outside of the U.S. This was partially offset by a higher cost carline mix with higher duties (increased tariffs for imported cars, parts and components for the EU and the U.S.), smaller product costs reduction due to higher raw materials costs (mainly in batteries), negative impacts relating to the net realizable value of the U.S. inventory due to the U.S. Restructuring, and H1 2025 one-off positive impacts, which did not repeat in H1 2026, mainly due to reversals of costs related to Polestar terminating commercial operations of its investment in Polestar Times Technology.
Gross loss
The decrease in gross loss is primarily due to impairment expense, net of reversals recognized in H1 2025 and not in H1 2026 of $724.7 million and margin improvement due to model mix, partially offset by decreased vehicle sales revenue of $39.0 million, an increase in Other cost of sales of $73.9 million and decreased sales of carbon credits revenue of $19.7 million. No associated cost of sales was recognized upon the sale of these carbon credits.
Selling, general and administrative expense
The decrease was primarily due to lower other general and administrative costs resulting from cost discipline measures and restructuring with reduced headcount, mostly offset by increased advertising, selling and promotion activities expense connected especially with the impact of the France market launched in June 2025 and those related to the launch of the Polestar 5, amounting to $10.0 million and increased sales agent remuneration expense of $9.7 million mainly due to volumes and changes in carline and sales channel mix.
Research and development expense
The decrease from $31 million to $15 million was primarily driven by higher spending in H1 2025 on vehicle development programs not yet eligible for capitalization and reduced headcount.
Other operating income
The decrease was mainly related to Polestar terminating the commercial operations of its investment in Polestar Times Technology, and the related rendering of transition services, in 2025 and, therefore, having no equivalent income in H1 2026 compared to $13.2 million in H1 2025 as well as a lower carbon credit related income of $13.3 million.

Other operating expense
The increase was mainly related to U.S. Restructuring costs mainly related to the U.S Polestar organizational changes, investments and suppliers / partners. This was partially offset by a reduction of expense due to other restructuring expenses recognized in H1 2025 and not in H1 2026.

Foreign exchange (losses) gains on operating activities, net
The decrease is primarily due to a devaluation of the Swedish krona/Chinese yuan exchange rate during H1 2026 as compared to an strengthening of the Swedish krona/Chinese yuan exchange rate during H1 2025.
Finance income
The increase was the result of increased interest income of $1.8 million.
Finance expense
The increase was primarily the result of higher interest expense on non-related and related parties financing of $15.4 million due to an increase in outstanding loans, partially offset by a decrease in benchmark interest rates.
Foreign exchange (losses) gains on financial activities, net
The decrease was primarily due to negative changes in foreign exchange rates of $64.2 million mainly driven by Chinese yuan and U.S. dollar fluctuations.
Fair value changes - Earn-out rights and Class C shares
The decrease was primarily attributable to the further declines in Polestar's share price over H1 2026 which have a relatively lower negative impact on the fair value of these instruments than the declines in Polestar's share price over H1 2025 as they move further out-of-the-money.
Share of losses in associates
The $24.3 million decrease in loss was primarily attributable to Polestar terminating commercial operations of its investment in Polestar Times Technology in 2025 and therefore having no investment, and no share of loss, in H1 2026 when compared to H1 2025.

Income tax (expense) benefit
The movement from an income tax benefit in H1 2025 to an income tax expense in H1 2026 was primarily driven by reduced deferred tax asset recognition in the UK, no further deferred tax recognition in the U.S., and the absence of prior-year tax expense reversals related to UK Group Relief compared with H1 2025.

Liquidity and capital resources
Overview
Polestar's principal uses for liquidity and capital are for funding of operations, repayment of debt, market expansion, and investments in the tangible and intangible assets required to develop and manufacture Polestar's vehicles and related technologies.
Polestar finances its operations primarily through debt and equity. As it relates to debt, Polestar procures some long-term committed finance, but also shorter-term bilateral loans and inventory financing. Polestar may, on occasion, also engage with related parties to extend payment terms.
As of June 30, 2026, Polestar had net current liabilities of $4,701.9 million. In the six months ended June 30, 2026, Polestar generated negative operating and investing cash flows of $849.9 million and $210.9 million, respectively, primarily as a result of scaling up commercialization efforts globally along with more challenging market conditions and with continuing capital expenditure optimization for its vehicles and related technologies. In the six months ended June 30, 2026, Polestar generated positive cash flows of $768.7 million from financing activities, including $400.0 million equity investment by Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited, with each investor contributing $200.0 million in February 2026, and an additional $300.0 million equity investment by various purchasers including Crédit Agricole CIB, Vida Finance S.A., Innovator Limited and Proximastar Holdings Company Limited in March 2026.
Managing Polestar's liquidity profile and funding needs remains one of management's key priorities. Management's plans to ensure it has sufficient liquidity for the Company's present and future requirements are described further in this section.
Going concern
Refer to Note 1 - Overview and basis of preparation in the accompanying Unaudited Condensed Consolidated Interim Financial Statements for further details on management's going concern assessment, including its conclusion that a material uncertainty related to the execution of management's liquidity and funding plan casts significant doubt upon Polestar's ability to continue as a going concern.
Evaluation of sources and amounts of cash flows
The following table summarizes Polestar's cash flows for the periods presented:

	For the six months ended June 30,		Variance
	2026	2025	$
Cash used for operating activities	(849,906)	(497,652)	(352,254)
Cash used for investing activities	(210,853)	(321,675)	110,822
Cash provided by financing activities	768,725	687,455	81,270
Cash used for operating activities
The increase in Cash used for operating activities in H1 2026 when compared to H1 2025 was primarily a result of:
•A net negative change in operating assets and liabilities of $261.5 million in H1 2026 compared to a net negative change of $148.7 million in H1 2025, primarily due to:
◦A negative change in Trade payables, accrued expenses, and other liabilities of $340.1 million in H1 2026, mainly due to payments made to Volvo Cars and Geely, compared to a negative change of $335.3 million in H1 2025.
◦A negative change in restricted cash in H1 2026 of $17.7 million compared to a negative change of $2.6 million in H1 2025, partially offset by;
◦A net positive change in Trade receivables, prepaid expenses, and other assets of $64.1 million in H1 2026 compared to a net negative change of $149.3 million in H1 2025; and
◦A positive change in Inventories of $37.6 million in H1 2026 compared to $345.2 million in H1 2025, primarily due to the normalization of inventory levels after the significant reduction achieved in 2025.
•Partially offset by:
◦The decrease in net loss of $350.6 million.
◦An increase in the net negative value of reconciling items of $583.8 million, primarily due to:
▪the non-cash impairment expense of $723.5 million in H1 2025, offset by:
▪a net increase of $67.4 million related to financial income and expense; and
▪a net increase of $73.1 million in the Exchange rate income (loss), net in H1 2026 when compared to H1 2025.
Cash used for investing activities
The decrease in Cash used for investing activities in H1 2026 when compared to H1 2025 was primarily a result of:
•A decrease of $56.4 million in cash investments in intangible assets.

•A decrease of $21.7 million in cash investments in property, plant and equipment.
•A decrease in investment in associates of $38.8 million.
•Partially offset by lower proceeds from sale of PPE of $6.3 million.
Cash provided by financing activities
The increase in Cash provided by financing activities in H1 2026 when compared to H1 2025 was primarily the result of:
•An increase of $500.0 million in proceeds from equity issuances, from $200.0 million in H1 2025 to $700.0 million in H1 2026.
Partially offset by:
•A decrease of $225.9 million in proceeds from short-term borrowings.
•An increase of $167.0 million in repayments of borrowings in H1 2026 when compared to H1 2025; and
•An increase of $33.3 million in transaction costs.
Contractual obligations and commitments
In addition to the liabilities recognized in its Unaudited Condensed Consolidated Statement of Financial Position, Polestar has contractual commitments of $0.8 million for capital expenditure and $392.8 million in other commitments, primarily related to vehicle manufacturing. Refer to Note 15 - Commitments and contingencies in the Company's Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this report.
Management expects to meet these requirements through existing cash balances, operating cash flows, and available credit facilities.
Cash and cash equivalents
Cash and cash equivalents are held by different entities in the Group. The following table summarizes Polestar's cash and cash equivalents as of June 30, 2026 and the currencies in which it is held, converted to U.S. dollars and presented in thousands:

Currency held	Cash and cash equivalents
SEK	362,432
USD	358,907
EUR	57,398
GBP	28,642
KRW	24,458
NOK	15,354
Other	40,386
Total	887,577
Legal and regulatory requirements in certain of the countries in which the Group operates may restrict or limit the ability to transfer funds, whether in the form of cash dividends, loans or advances, from the entities in those countries to other entities of the Group.
As of June 30, 2026, the Group had restricted cash of $73.2 million which is presented under current and non-current other assets in the Unaudited Condensed Consolidated Statement of Financial Position and is primarily related to its financial obligations under its syndicated multi-currency green term loan facility ("Club Loan") and under its residual value guarantees in its contracts with financial institutions in North America which provide leases to customers purchasing Polestar's vehicles, and cash collateral pledged in connection with bank guarantees and other regulatory requirements.
Funding types, maturity, currency and interest rate structure
Polestar finances itself through debt arrangements with credit institutions and related parties as further detailed below.
Credit institutions
Financing arrangements with credit institutions can be categorized as follows:

Type	Characteristics
Chinese loan facilities
Facilities provided by Chinese banks which are denominated in CNY or USD. Drawdowns have a maturity of 12 months or less. Bullet payment at maturity. Fixed or floating interest rates based on SOFR or LPR.

International loan facilities
Facilities provided by international banks which are denominated in EUR or USD. Drawdowns have a maturity of 12 months or less. Bullet payment at maturity. Floating interest rates are based on SOFR or EURIBOR.

Type	Characteristics
Trade finance facility ("TFF")
EUR denominated secured, syndicated green trade facility entered into on February 28, 2022 and subsequently amended on February 27, 2023 and renewed on February 27, 2025 and on February 25, 2026. On June 5, 2026, Fubon Bank Hong Kong was onboarded with an additional EUR 50 million, increasing the total facility from EUR 400 million to EUR 450 million. All outstanding principal is 100% secured by the new vehicle inventory financed via this facility in accordance with first-ranking English law charge. Drawdowns have a maturity of 6 months. Floating rates indexed to EURIBOR.

Market RCFs and Buy-Back facilities
Multiple credit facilities with various financial service providers to finance vehicles at the sales locations. The facilities are secured by the underlying assets, and financial terms and legal form vary from market to market.

Club Loan
Syndicated multicurrency green term loan facility entered into on February 22, 2024. The facility consists of two tranches: Facility A (EUR denominated at €340.0 million with an interest rate at the relevant EURIBOR plus 2.85%) and Facility B (USD denominated at $583.5 million, with an interest rate at the Chicago Mercantile Exchange Term SOFR plus 3.35%). Both facilities have a 36-month repayment period with repayment of all drawdowns due in full at the end of the term, including any unpaid interest and other fees.

As of June 30, 2026, Polestar had an equivalent amount of $4,468.9 million in drawn working capital facilities, bilateral and/or syndicated loans from credit institutions, and an uncommitted financing from credit institutions equivalent to $696.4 million available for drawdown.
Related party financing
Term credit facilities
The Group's term credit facilities with its related parties which were fully drawn as of June 30, 2026 are summarized as follows:

Counterparty	Total facility	Maturity	Interest rate
Snita[1]	$665.3 million	December 31, 2031	SOFR rate plus 5.40% per annum
Geely[2]	$300.0 million	June 30, 2027	SOFR rate plus 3.20% per annum
1 - Under the terms of this term credit facility, if Polestar announces an offering of shares of any class of share capital, with a proposed capital raising of at least $350.0 million, and no fewer than five institutional investors participating in the offering, then Snita has the right to convert the principal amount of any outstanding loans into equity.
2 - Under the terms of this term credit facility, Geely can request all or portion of the outstanding loan principal into Polestar equity at a price calculated on the average closing price of the Class A American Depositary Shares on NASDAQ for the 5 trading days immediately preceding the date of the equity conversion exercise notice.
Asset transfer agreement
On December 8, 2023, Polestar and Geely entered into an asset transfer arrangement which was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. In 2025, Polestar executed two separate tooling transfer arrangements at fixed interest rates with Geely entities for the PS4 and PS5 unique vendor tooling.
Market RCFs
Polestar maintains a Market RCF facility in the UK with its related party Volvo Cars Financial Services, a joint venture between Banco Santander ES and Polestar related party, Volvo Car Corporation SE.
Other
Polestar may also delay payments on its related party trade payables, allowing additional liquidity to remain available for other working capital and financial needs. Delays in trade payables usually incur 'interest for late payment' and may result in further collection actions by the supplier.
Funding maturity
The following table (presented in thousands of U.S. dollars) summarizes the maturity of the Group's primary funding instruments as of June 30, 2026:

	0-3 months	3-6 months	6-12 months	1-2 years	2-5 years	More than 5 years	Total
Loans and borrowings	1,822,044	884,155	2,250,356	112,814	168,661	665,345	5,903,375
Lease liabilities	7,363	7,269	14,009	28,108	45,966	10,386	113,101
Funding currency
The following table (presented in thousands of U.S. dollars) summarizes the currency of the Group's primary funding instruments as of June 30, 2026:

	USD	CNY	EUR	SEK	GBP	Other	Total
Loans and borrowings	3,699,109	1,287,867	851,927	—	—	64,472	5,903,375
Lease liabilities	7,117	902	7,291	65,924	25,569	6,298	113,101
Funding interest rate structure
The following table (presented in thousands of U.S. dollars) summarizes the interest rate structures of the Group's primary funding instruments as of June 30, 2026:

	Fixed	Floating - SOFR	Floating - EURIBOR	Floating - LPR	Floating - Other	Total
Loans and borrowings	2,331,566	2,656,533	852,042	—	63,234	5,903,375
Lease liabilities	113,101	—	—	—	—	113,101
Covenants
Polestar's syndicated Club Loan is subject to covenant requirements including, but not limited to, a defined minimum annual revenue, a defined range for Polestar's debt-to-asset ratio (calculated on a quarterly basis), minimum quarterly cash levels of €400.0 million and maximum quarterly financial indebtedness (as defined in the Club Loan facilities agreement) of $5,500.0 million. Polestar was not in default related to the syndicated loan as of June 30, 2026.
On March 31, 2026, Standard Chartered Bank and the syndicated lenders agreed to amend the debt-to-asset ratio range for all test periods for 2026, including an increase from 0.85:1 to 1.50:1 for the second quarter of 2026. The outcome of the debt-to-asset ratio as of Q2 2026 was 1.47:1, and, as a result, Polestar was not in default related to the syndicated loan as of June 30, 2026.
Polestar's TFF is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated Club Loan. As of June 30, 2026, Polestar was not in breach of these covenants.
Some of Polestar's Chinese loan facilities are subject to covenant requirements, including, but not limited to, a 300% liability-to-asset ratio of any single borrowing entity within the Group. Additionally, one specific loan facility required Polestar to reach a retail sales volume of 30,000 units in H1 2026, otherwise allowing the lender to claim repayment from Polestar of 25% of the outstanding amount of the loan per month thereafter. Polestar reported a retail sales volume of 30,423 cars in H1 2026. As of June 30, 2026, Polestar was not in breach of its Chinese loan covenants.
Funding and treasury policies and objectives
Polestar has established a liquidity risk management framework for management of its short-term and long-term funding and liquidity requirements and prepares long-term planning in order to mitigate funding and re-financing risks. Polestar's liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations. Certain key stakeholders engage in a weekly meeting to discuss Polestar's current and forecasted liquidity position to determine the Group's funding needs. Polestar prepares long-term planning to mitigate funding and re-financing risks. Depending on the liquidity needs, Polestar will assess the most appropriate financing option – entering into financing or debt agreements or procuring equity investments to reinforce its capital structure. All drawdowns on loans are evaluated against future liquidity needs, investment plans and the restrictions on debt levels arising from financial covenants on certain of its borrowings.
Liquidity and funding plan – Short term (<12 months)
In the short term, the Group works with a series of financing alternatives, which includes, in addition to opportunistic equity financing, the use of credit lines for general corporate purposes, lines that can be utilized in relation to working capital needs (Chinese loan facilities), lines that can finance the cars while the cars are on transport (TFF), Market RCFs for cars in Polestar's inventories, non-recourse factoring of its receivables and may, from time to time, defer related party payments.
Liquidity and funding plan – Long term (>12 months)
For the long-term, the Group looks to optimize and extend credit lines as detailed in Funding types, maturity, currency and interest rate structure. The Group also looks for opportunities for additional equity offerings such as the $400.0 million and $300.0 million signed in February and March, respectively.

In this regard, the Group continues to expect its long-term financing lines to be provided by a pool of banks and credit lines provided by Chinese and International counterparties.
For many of its short- and long-term credit lines provided by Chinese and International counterparties, the Group benefits from either a comfort letter or security that is provided by Geely.
Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles ("GAAP", i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.
The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.
Non-GAAP financial measures used by management are Adjusted EBITDA, Free Cash Flow, Adjusted Gross Profit / (Loss) and Adjusted Gross Margin.
Adjusted EBITDA is calculated as net loss, adjusted to exclude:
•Fair value change - Earn-out rights and Class C Shares.
•Finance expense.
•Finance income.
•Foreign exchange gains (losses) on financial activities, net.
•Income tax benefit (expense).
•Depreciation and amortization1.
•Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets, net of reversals.
•Gains (losses) on disposals of investments2.
•Restructuring costs3; and
•Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.
1 - Depreciation and amortization include (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (b) depreciation and amortization expense.
2 - Disposals of investments include disposals, by sales or otherwise, of: (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.
3 - Restructuring costs include expenses associated with programs that were planned and controlled by management and materially changed either (a) the scope of a business undertaken by the Group or (b) the manner in which business is conducted including actions undertaken in response to significant regulatory events.
Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.
Free Cash Flow
Free Cash Flow is calculated as cash used for operating activities plus cash used to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that are available to repay debts and spend on other strategic initiatives.
Adjusted Gross Profit / (Loss) and Adjusted Gross Margin
Adjusted Gross Profit / (Loss) is calculated as gross loss, adjusted to exclude: (i) expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangible assets; and (ii) unusual other items of income or expense that are considered rare or discrete events and are infrequent in nature. Adjusted Gross Margin is calculated as Adjusted Gross Profit / (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods.

Reconciliation of GAAP and Non-GAAP Measures

	For the six months ended June 30,
	2026	2025
Adjusted EBITDA
Net loss	(842,448)	(1,193,079)
Fair value changes on Earn-out rights and Class C shares	(6,374)	(15,813)
Finance expense	205,162	185,319
Finance income[1]	(5,256)	(3,415)
Foreign exchange losses (gains) on financial activities, net[1]	14,795	(49,382)
Income tax expense (benefit)	5,255	(43,485)
Depreciation and amortization	62,431	75,772
Impairment (reversal) expense, net	(1,154)	723,524
Losses on disposals of investments	1,904	4,629
Restructuring costs	44,247	13,629
Adjusted EBITDA	(521,438)	(302,301)
1 - The Foreign exchange (losses) gains on operating activities, net were previously presented under Finance income in the six months ended June 30, 2025. Refer to Voluntary re-presentation from previous year in Note 2 - Material accounting policies and judgements) in the Unaudited Condensed Consolidated Interim Financial Statements for further information.

	For the six months ended June 30,
	2026	2025
Free Cash Flow
Net cash used for operating activities	(849,906)	(497,652)
Additions to property, plant, and equipment	(66,358)	(88,032)
Additions to intangible assets	(145,216)	(201,581)
Free Cash Flow	(1,061,480)	(787,265)

	For the six months ended June 30,
	2026	2025
Adjusted Gross Profit / (Loss)
Gross Loss	(114,810)	(703,124)
Impairment (reversal) expense, net	(1,154)	723,524
Adjusted Gross Profit / (Loss)	(115,964)	20,400

	For the six months ended June 30,
	2026	2025
Adjusted Gross Margin
Adjusted Gross (Loss) Profit (a)	(115,964)	20,400
Revenue (b)	1,360,091	1,422,605
Adjusted Gross Margin (a/b)	(8.5)%	1.4%